Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, CA 92691

January 8, 2013

Via Edgar (Correspondence)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:	Auxilio, Inc. Form 10-K for the Year Ended December 31, 2011 Filed April 10, 2012 File No. 0-27507

Auxilio, Inc. has requested an extension of time to respond to the Securities and Exchange Commission Staff’s comments made by their letter dated December 28, 2012. We spoke via telephone with Yong Kim, SEC Staff Accountant who afforded us until January 29, 2013 to submit our responses.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer